Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the SkyWest, Inc. 2019 Long-Term Incentive Plan of our reports dated February 21, 2019, with respect to the consolidated financial statements and schedule of SkyWest, Inc. and the effectiveness of internal control over financial reporting of SkyWest, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2018, and our reports dated February 21, 2019, with respect to the consolidated financial statements and schedule of SkyWest, Inc. and the effectiveness of internal control over financial reporting of SkyWest, Inc. included in its Annual Report (Form 10-K/A) for the year ended December 31, 2018, each filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah

May 10, 2019